April 29, 2022

VIA EDGAR

David Lin

Cara Lubit

J. Nolan McWilliams

Hugh West

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ConvexityShare Trust

Pre-Amendment No. 1 to the Draft Registration Statement on Form S-1

CIK No. 0001817218

Dear Ms. Lubit and Messrs. Lin, McWilliams and West,

This letter sets forth responses to written comments received in a letter dated April 27, 2022, pertaining to the above referenced amended draft Registration Statement on Form S-1 (the “Registration Statement”) submitted by ConvexityShares Trust (the “Registrant”) on March 22, 2022 for the purpose of registering the shares of the ConvexityShares Daily 1.5x SPIKES Futures ETF and ConvexityShares 1x SPIKES Futures ETF (the “Funds”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto.

Cover Page

1.	Comment: Please add a sentence to the second paragraph on the cover page using prominent type disclosing that because the Leveraged Fund seeks to rebalance its portfolio daily, it may not be suitable for investors who plan to hold the product for longer than one trading session, particularly in volatile markets.

Response: The Registration Statement has been revised accordingly.

April 29, 2022

Prospectus Summary Overview, page 2

2.	Comment: Please disclose, if true, that you intend to communicate on your website information about the holdings that will form the basis for the calculation of NAV at the end of that trading day. Please also briefly discuss how the timing of this communication is intended to promote fair disclosure of information about the Shares.

Response: The Registration Statement has been revised accordingly.

3.	Comment: Please discuss here the possibility of changes to the regulatory framework for complex exchange-traded products and the potential impact such changes could have on an investment in the products you are offering. Similarly revise the applicable risk factors.

Response: The Registration Statement has been revised accordingly.

A Note On SPIKES Futures Contracts, page 4

4.	Comment: Please place this discussion in context by clarifying that you are not a registered investment company and that shareholders will not be afforded the protections associated with ownership of shares of an investment company registered under the 1940 Act. Include a cross-reference to the second risk factor on page 24.

Response: The Registration Statement has been revised accordingly.

Risk Factors, page 4

5.	Comment: Please add a risk factor describing the conflicts of interest disclosed on page 54, including the risks if T3 Index’s fire wall and procedures fail to prevent the use of material, nonpublic information.

Response: The Registration Statement has been revised accordingly.

The process of rolling futures positions . .. . , page 14

6.	Comment: Please place this risk factor in context by disclosing whether the SPIKES futures contract markets are in or have been in contango or backwardation within the period since relaunch in December 2020.

Response: The Registration Statement has been revised accordingly.

Risks Applicable to All Funds, page 16

7.	Comment: Please bold and italicize the risk factor headings on pages 16-19.

Response: The Registration Statement has been revised accordingly.

April 29, 2022

The Exchange may halt trading in a Fund's shares .. . . , page 24

8.	Comment: Please briefly describe the reasons why the Exchange may determine that trading in the Shares is inadvisable, including because trading is not occurring in the securities or the financial instruments composing the daily disclosed portfolio of the product or the presence of other unusual conditions or circumstances detrimental to the maintenance of a fair and orderly market.

Response: The Registrant has replaced the disclosure at issue with the following text:

Trading in shares of a Fund may be halted by the Exchange due to market conditions or, in light of the applicable Exchange rules and procedures. In addition, trading in shares is subject to trading halts caused by market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified decline or rise in a market index (e.g., the Dow Jones Industrial Average) or in the price of a Fund’s shares. There can be no assurance that the requirements necessary to maintain the listing of the shares of a Fund will continue to be met or will remain unchanged.

See Correspondence of VS Trust, filed on December 16, 2021 (https://www.sec.gov/Archives/edgar/data/1793497/000121390021065668/filename1.htm), and the current prospectus of VS Trust (https://www.sec.gov/Archives/edgar/data/1793497/000121390022014381/f424b30122_vstrust.htm).

The Funds and the Sponsor are subject to extensive legal and regulatory requirements, page 30

9.	Comment: You state that the SEC, CFTC, and exchanges are empowered to intervene in response to extreme market conditions, which could have an impact on performance and the ability to meet investment objectives. Please also address the risks if regulators or exchanges determine not to intervene in periods of extreme market conditions.

Response: The Registration Statement has been revised accordingly.

Conflicts of Interest, page 54

10.	Comment: Please state explicitly throughout that the Sponsor is an affiliate of T3 Index. Describe the steps T3 Index has taken to prevent the use of material, non-public information regarding the Index. Summarize this disclosure in the Prospectus Summary.

Response: The Registration Statement was revised accordingly.

Incorporation By Reference and Availability of Certain Information, page 85

11.	Comment: You do not appear eligible to incorporate by reference. Please revise this section heading, the first two paragraphs on page 86, and the second paragraph on page 4 accordingly. Refer to General Instruction VII to Form S-1.

Response: This Registration Statement has been revised accordingly.

April 29, 2022

Best regards,

/s/ Eric Simanek

Eric Simanek

202-775-1232

esimanek@sullivanlaw.com